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                                                                    EXHIBIT 99.3

                                                           [English Translation]
                                                                    July 3, 2003
                                                            Notice of Correction


                              Hanaro Telecom, Inc.


1. Disclosure to be corrected: the resolution of the Company's Board of Directors ("BOD") on the calling of an extraordinary shareholders meeting ("EGM")
2.      Date of disclosure: May 9, 2003
3       Reason for correction: changes in the date and the agenda of EGM
4.      Details of correction:

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                                                Before                                   After
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

Date of EGM               July 18, 2003                                                    -
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Agenda of EGM             - Item 1. Amendment of the Articles of                           -
                           Incorporation
                          - Item 2. Appointment of directors
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Others                    -Depending on the progress of the            -The date, venue, and agenda of EGM
                          proposed foreign investment into the         will be confirmed at the BOD meeting
                          Company, such foreign investment             scheduled for July 8, 2003.
                          related matters may be added to the          -The date of BOD resolution is the date
                          agenda of EGM.                               on which the BOD meeting dated June 24,
                          -The date, venue and specific agenda         2003 was resumed.
                          for the EGM will be confirmed by the
                          BOD at a later time.
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